Exhibit 99.1

26 June 2023

BURFORD CAPITAL ANNOUNCES UPDATE AND RELEASE DATE FOR 2Q23 FINANCIAL RESULTS

Burford Capital Limited, the leading global finance and asset management firm focused on law, today provides the following update and comment on several corporate matters, including the scheduling of the release date for its interim results for the three and six months ended June 30, 2023 (“2Q23”) and its 2Q23 financial results call.

Corporate update

The demand we see for our financing continues to outpace the rate at which we can recycle capital from concluded matters to fund that new demand. That is particularly the case, notwithstanding the velocity we are now seeing in the portfolio, in light of the pandemic-related delays we have experienced during the past few years.

Thus, we were very pleased to successfully issue another series of US notes today as part of our laddered debt strategy to provide us with incremental capital to meet the market demand we are seeing for our financing. This latest series of $400 million senior notes matures in 2031. Today, we also announced the early redemption of our 6.125% bonds due 2024, given the decreased cost of doing so with the increase in UK gilt yields and to lock in a substantial gain on favorable exchange rate development since these bonds’ issuance in April 2016. When this redemption concludes, we will have no debt maturing until the relatively small remaining maturities of our UK-issued debt in 2025 and 2026; our US maturities do not commence until 2028 and are laddered out until 2031, well later than the weighted average life of our portfolio.

While interest rates have obviously risen over the last year – which means that in many jurisdictions the interest we earn on awards and judgments has also risen – we were able to outperform in this latest issuance. Our spread against the relevant bond index has tightened since we began our US issuances.

Our ready access to significant capital not only sets us apart from our competitors, but affirms our views about the appropriate capital structure for this business. By providing capital from our balance sheet, we retain considerably more of the profits we generate in our higher returning assets for equity shareholders than if we used traditional “2&20” fund structures; this remains very much the case notwithstanding the increase in interest rates we have seen during the past year.

YPF-related assets

The trial court has set July 26-28, 2023 for the hearing to determine the remaining damages issues in the case.

Following the hearing, the parties will submit short post-hearing briefs by August 4, 2023, and we expect the trial court thereafter to issue a final written decision and judgment.

Earnings release and conference call

We will report our 2Q23 financial results on Wednesday, September 13, 2023, at 7.00am EDT / 12.00pm BST. Management will host a conference call the same day to discuss the 2Q23 financial results at 10.00am EDT / 3.00pm BST. Details of this call will be announced in due course.

For further information, please contact:

Burford Capital Limited
For investor and analyst inquiries:
Robert Bailhache, Head of Investor Relations, EMEA and Asia - email	+44 (0)20 3530 2023
Jim Ballan, Head of Investor Relations, Americas - email	+1 (646) 793 9176
For press inquiries:
David Helfenbein, Vice President, Public Relations - email	+1 (212) 235 6824

Numis Securities Limited - NOMAD and Joint Broker	+44 (0)20 7260 1000
Giles Rolls
Charlie Farquhar

Jefferies International Limited - Joint Broker	+44 (0)20 7029 8000
Graham Davidson
Tony White

Berenberg – Joint Broker	+44 (0)20 3207 7800
Toby Flaux
James Thompson
Arnav Kapoor

About Burford Capital

Burford Capital is the leading global finance and asset management firm focused on law. Its businesses include litigation finance and risk management, asset recovery and a wide range of legal finance and advisory activities. Burford is publicly traded on the New York Stock Exchange (NYSE: BUR) and the London Stock Exchange (LSE: BUR), and it works with companies and law firms around the world from its offices in New York, London, Chicago, Washington, DC, Singapore, Dubai, Sydney and Hong Kong.

For more information, please visit www.burfordcapital.com.

This announcement does not constitute an offer to sell or the solicitation of an offer to buy any ordinary shares or other securities of Burford.

This announcement does not constitute an offer of any Burford private fund. Burford Capital Investment Management LLC, which acts as the fund manager of all Burford private funds, is registered as an investment adviser with the US Securities and Exchange Commission. The information provided in this announcement is for informational purposes only. Past performance is not indicative of future results. The information contained in this announcement is not, and should not be construed as, an offer to sell or the solicitation of an offer to buy any securities (including, without limitation, interests or shares in any of Burford private funds). Any such offer or solicitation may be made only by means of a final confidential private placement memorandum and other offering documents.

Forward-looking statements

This announcement contains “forward-looking statements” within the meaning of Section 21E of the US Securities Exchange Act of 1934, as amended, regarding assumptions, expectations, projections, intentions and beliefs about future events. These statements are intended as “forward-looking statements”. In some cases, predictive, future-tense or forward-looking words such as “aim”, “anticipate”, “believe”, “continue”, “could”, “estimate”, “expect”, “forecast”, “guidance”, “intend”, “may”, “plan”, “potential”, “predict”, “projected”, “should” or “will” or the negative of such terms or other comparable terminology are intended to identify forward-looking statements, but are not the exclusive means of identifying such statements. In addition, Burford and its representatives may from time to time make other oral or written statements which are forward-looking statements, including in its periodic reports that Burford files with, or furnishes to, the US Securities and Exchange Commission, other information made available to Burford’s security holders and other written materials. By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors because they relate to events and depend on circumstances that may or may not occur in the future. Burford cautions you that forward-looking statements are not guarantees of future performance and are based on numerous assumptions, expectations, projections, intentions and beliefs and that Burford’s actual results of operations, including its financial position and liquidity, and the development of the industry in which it operates, may differ materially from (and be more negative than) those made in, or suggested by, the forward-looking statements contained in this announcement. Significant factors that may cause actual results to differ from those Burford expects include, among others, those discussed under “Risk Factors” in Burford’s annual report on Form 20-F for the year ended December 31, 2022 filed with the US Securities and Exchange Commission on May 16, 2023 and other reports or documents that Burford files with, or furnishes to, the US Securities and Exchange Commission from time to time. In addition, even if Burford’s results of operations, including its financial position and liquidity, and the development of the industry in which it operates are consistent with the forward-looking statements contained in this announcement, those results of operations or developments may not be indicative of results of operations or developments in subsequent periods.

Except as required by law, Burford undertakes no obligation to update or revise the forward-looking statements contained in this announcement, whether as a result of new information, future events or otherwise.